EX. 99.28(d)(1)(v)

Amendment to

Investment Advisory and Management Agreement

 between Jackson Variable Series Trust and

Jackson National Asset Management, LLC

This Amendment is made by and between Jackson Variable Series Trust, a Massachusetts business trust (the “Trust”), and Jackson National Asset Management, LLC, a Michigan limited liability company (the “Adviser”).

Whereas, the Trust and the Adviser (the “Parties”) entered into an Investment Advisory and Management Agreement effective April 27, 2015, as amended (the “Agreement”), whereby the Adviser agreed to provide certain investment advisory services to several separate series of shares (each a “Fund”) of the Trust, as listed on Schedule A of the Agreement.

Whereas, the Parties have agreed to amend the following section of the Agreement:

Section 6: “Term of Agreement”

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

i.	Delete Section 6. “Term of Agreement.” in its entirety and replace it with the following:

6.          Term of Agreement”

This Agreement will become effective as to a Fund upon execution or, if later, the date that initial capital for such Fund is first provided to it.  If approved by the affirmative vote of a majority of the outstanding voting securities (as defined by the Act) of a Fund with respect to such Fund, voting separately from any other Fund of the Trust, this Agreement shall continue in full force and effect through December 31, 2015 with regard to all Funds covered by this Agreement. Thereafter, this Agreement will continue for successive periods of 12 months through December 31, 2017, and thereafter will continue from year to year through September 30th  of each successive year for all Funds covered by this Agreement, as outlined on Schedule A, provided that such continuation is specifically approved at least annually (i) by the Trustees by vote cast in person at a meeting called for the purpose of voting on such renewal, or by the vote of a majority of the outstanding voting securities (as defined by the Act) of such Fund with respect to which renewal is to be effected, and (ii) by a majority of the non-interested Trustees by a vote cast in person at a meeting called for the purpose of voting on such renewal.  Any approval of this Agreement or the renewal thereof with respect to a Fund by the vote of a majority of the outstanding voting securities of that Fund, or by the Trustees which shall include a majority of the non-interested Trustees, shall be effective to continue this Agreement with respect to that Fund notwithstanding (a) that this Agreement or the renewal thereof has not been so approved as to any other Fund, or (b) that this Agreement or the renewal thereof has not been so approved by the vote of a majority of the outstanding voting securities of the Trust as a whole.

ii.	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

iii.
Both Parties represent and warrant to the other that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

iv.	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective December 13, 2017.

Jackson Variable Series Trust		Jackson National Asset Management, LLC

By:	/s/ Adam C. Lueck	By:	/s/ Mark D. Nerud
Name:	Adam C. Lueck	Name:	Mark D. Nerud
Title:	Assistant Secretary	Title:	President and CEO